UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Contran Corporation
   Three Lincoln Centre
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Titanium Metals Corporation (TIE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year
   01/09/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock $.01 par value                   01/09/03    J (1)    10,000        A  $1.8500
Common Stock $.01 par value                   01/09/03    J (1)     1,700        A  $1.8800
Common Stock $.01 par value                   01/10/03    J (1)     9,000        A  $1.8500
Common Stock $.01 par value                   01/10/03    J (1)     1,000        A  $1.8000      12,566,205     I  by Tremont (2)

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
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Explanation of Responses:

(1) Open market purchase by Tremont Corporation. See Additional Information below for a description of the relationship.

(2) Directly held by Tremont Corporation. See Additional Information below for a description of the relationship.

Additional Reporting Persons joining in this filing with Contran Corporation as the designated filer (collectively, the "Additional Reporting Persons"):

     Valhi, Inc.
     Valhi Group, Inc.
     National City Lines, Inc.
     NOA, Inc.
     Dixie Holding Company
     Southwest Louisiana Land Company, Inc.
     Dixie Rice Agricultural Corporation, Inc.



     By: /s/ Robert D. Graham
         ---------------------
         Robert D. Graham, as Vice President of each of the
         Additional Reporting Persons
     Date: 1/13/03

Additional Information

     Tremont Corporation ("Tremont"), the Combined Master Retirement Trust (the "CMRT") and Harold Simmons' spouse are the holders of approximately 39.5%, 9.0% and 3.6% of the outstanding common stock of the issuer. The ownership of Mr. Simmons' spouse is based on the 900,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1 (the "BUCS") that she directly owns, which are convertible into 1,205,100 shares of the issuer's common stock. The percentage ownership of the issuer's common stock held by Mr. Simmons' spouse assumes the full conversion of only her BUCS.

     Tremont Group, Inc. ("TGI"), NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi") are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of Tremont common stock. Valhi and NL are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI. Valhi and Tremont are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 80.6%, 9.5%, 2.1%, 1.4%, 0.4% and 0.1%, respectively, of the common stock of Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 9.0% of the outstanding shares of the issuer's common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 1.4% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this report such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board of TGI, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of the issuer's equity securities directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares of the issuer's equity securities beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 900,000 shares of the BUCS (which are convertible in the aggregate into 1,205,100 shares of the issuer's common stock) and 69,475 shares of NL common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Tremont and Valhi have entered into a merger agreement pursuant to which Tremont would merge into a wholly owned subsidiary of Valhi. As a result, Tremont would become a wholly owned subsidiary of Valhi and stockholders of Tremont, other than Valhi and TGI, would receive shares of Valhi common stock (and cash in lieu of fractional shares). The merger is subject to stockholder approval and certain other conditions.

     Valhi and TGI have entered into a merger agreement pursuant to which TGI would merge into a wholly owned subsidiary of Valhi. As a result, TGI would become a wholly owned subsidiary of Valhi and NL would receive shares of Valhi common stock.



SIGNATURE OF REPORTING PERSON
By: /s/ Robert D. Graham
    ---------------------
    Robert D. Graham, Vice President
For:  Contran Corporation
Date: 1/13/03